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                                                               Exhibit 99.(A)(9)

Intercorp Excelle Inc. (OTC BB: RENE) announced this afternoon that it had has been advised by the depositary that 764,629 shares of its common stock have been received in connection with its self-tender offer which commenced on November 1, 2001, representing approximately 72% of all shares held by the public. Intercorp further announced that it is accepting all such shares for purchase and that the offer period for the tender offer expired according to its terms at 5:00 PM EST, on December 17, 2001. As a consequence of the completion of the tender offer, Intercorp's common stock will shortly cease to be traded on the Over-the-Counter Bulletin Board.